Board of Directors’ Resolution on Provision of Collateral

1. Debtor : 1,097 employees

• Relationship to the Company : members of the Employee Stock Purchase Association (ESPA)

2. Creditor : the bank designated by the ESPA (to be decided)

3. Debt amount : KRW 20,000,000,000

4. Details of collateral provision

• Maximum amount of collateral : KRW 20,000,000,000

• Equity capital : KRW 1,573,676,016,590

• Ratio to equity capital : 1.27%

• Large-scale corporation : Yes

• Items of collateral : time deposit

• Period of collateral provision : from August 18, 2006 to August 17, 2007

(The period of collateral provision can be changed after consultation with the creditor bank.)

5. Total balance of collateral provided : KRW 20,000,000,000

6. Date of BOD resolution : August 2, 2006

• Outside directors present : 3 out of 6

• Attendance of Audit Committee members : present

7. Others

• Out of the 1,097 ESPA members, those who are intended to borrow money for contribution to the ESPA will be provided with collateral for the loans.

• Debt amount mentioned above is the ceiling amount.

• The period of collateral provision can be changed after consultation with the creditor bank.

• Any decisions regarding extension of collateral provision term and other details shall be delegated to the Representative Director.

• The Company provides collateral for loans for members of the ESPA in order to encourage them to contribute money to the ESPA, which will be used to purchase the Company’s shares in the market.

[Balance of Collateral]

Debtor	Relationship	Balance of collateral provided (KRW)	Period of collateral provision	Items of collateral	Remarks

1,097 employees	Members of the ESPA	20,000,000,000	Aug. 18, 2006 ~ Aug. 17, 2007	Time deposit	The period of collateral provision can be changed